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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004                     Commission File No.: 333-14072

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

            Luscar Coal Ltd.                          Luscar Energy Partnership
            1600 Oxford Tower
           10235 - 101 Street                             1133 Yonge Street
            Edmonton, Alberta                             Toronto, Ontario
             Canada T5J 3G1                                Canada, M4T 2Y7
           (Address of each registrant's principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      If "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82- .

1.1   The Registrants' interim report for the second quarter 2004.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2   Sworn Written Statement of Luscar Coal Ltd. Chief Executive Officer

2.3   Sworn Written Statement of Luscar Coal Ltd. Chief Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2   Sworn Written Statement of Luscar Energy Partnership Chief Executive
Officer

3.3   Sworn Written Statement of Luscar Energy Partnership Chief Financial
Officer

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           LUSCAR COAL LTD.

Date: August 4, 2004                       By /s/ Garnet Clark
                                              --------------------------------
                                              Name: Garnet Clark
                                              Title: Vice-President, Finance

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           LUSCAR ENERGY PARTNERSHIP

Date: August 4, 2004                       By  /s/ Dennis Maschmeyer
                                               --------------------------------
                                               Name: Dennis Maschmeyer
                                               Title: President

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                                  Exhibit Index

1.1      The Registrants' interim report for the second quarter
         2004.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2      Sworn Written Statement of Luscar Coal Ltd. Chief
         Executive Officer

2.3      Sworn Written Statement of Luscar Coal Ltd. Chief
         Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.
         Section 1350

3.2      Sworn Written Statement of Luscar Energy Partnership Chief
         Executive Officer

3.3      Sworn Written Statement of Luscar Energy Partnership Chief
         Financial Officer